TEVECAP S.A.
Av. das Nações Unidas, 7221- 7° andar
São Paulo, SP
Brazil, 05425-902

September 22, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION Larry Spirgel, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Tevecap S.A. Form 20-F for Fiscal Year Ended December 31, 2004 Filed July 18, 2005 File No. 333-22267

Dear Mr. Spirgel:

By letter dated August 18, 2005, the staff of the Securities and Exchange Commission (the "Staff") provided certain comments related to the Annual Report on Form 20-F filed on July 18, 2005 (the "2004 Form 20-F") by Tevecap S.A. (the "Company").  The Company is submitting herewith, via EDGAR and facsimile, responses to the Staff's comments.  We have discussed with Mr. Andrew Mew of the Staff the timetable for submitting this letter.

For convenience, we have reproduced below the Staff's comments and have provided responses immediately below the comments.

Form 20-F for the Year Ended December 31, 2004.

General

1.

Explain to us why the guarantor subsidiaries listed on the cover page of the filing are not the same as those as shown in Note 26 on page F-37.  Provide us your analysis in identifying your guarantor subsidiaries and in determining the financial information to be provided pursuant to Rule 3-10 of Regulation S-X.

The subsidiary guarantors are those listed in Note 26.  These guarantors are the successors to the original guarantors of our Senior Notes due 2009.  The original terms of the Senior Notes required us to add guarantees of each majority-owned subsidiary created or acquired following the issue date.  Following an amendment to the terms of the Senior Notes in 1999, this requirement was eliminated.  To comply with the requirements of Rule 3-10 of Regulation S-X, we present consolidating financial information with separate columns for Tevecap S.A. unconsolidated (the holding company), our wholly-owned subsidiary guarantors (TVA Communications Ltd., Comercial Cabo TV São Paulo Ltda., TVA Sistema de Televisão S.A. and TVA Sul Paraná), our majority owned subsidiary guarantor (CCS Camboriú Cable System de Telecomunicações Ltda.), and our non-guarantor subsidiaries.  We also present separate financial statements for CCS Camboriú Cable System de Telecomunicações Ltda since it is a non-wholly owned subsidiary guarantor.  We advise the Staff that we inadvertently listed two former subsidiary guarantors (TVA Programadora Ltda. and TVAPAR S.A.) on the cover page of the 2004 Form 20-F.  Each of TVA Programadora Ltda. and TVAPAR S.A. was merged into and with the Company on August 15, 2001.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

2.9 Property, plant and equipment, page F-14

2.

We note from page 28 that "[t]he Company lease certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distributions."  If material, provide all of the disclosures as required by SFAS 13 in the filling.  Also, tell us how you considered SFAS 143 in your accounting.

We advise the Staff that at December 31, 2004, the Company had agreements to lease space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distributions that are classified as operating leases.  The future commitments relating to these leases amounted to $2,936,000, $2,557,000, $2,461,000, $2,443,000, $2,410,000, and $7,014,000 for the years ended December 31, 2005, 2006, 2007, 2008, 2009, and thereafter, respectively.  We advise the Staff that while these commitments were included in the contractual obligation amounts in Item 5, Section F of the Company's 2004 Form 20-F, the nature and amounts of these commitments were not disclosed in the footnotes to the Company's financial statements.  We propose to disclose these disclosures in future filings.

We further advise the Staff that these agreements require the Company to remove the hub sites, head ends and the related coaxial cables at the end of the respective lease terms.  At December 31, 2004, the estimated undiscounted amount of these future asset retirement obligations amounted to approximately $673,000.  The adjustments relating to these asset retirement obligations that would have been required had we adopted SFAS No. 143 would have resulted in an increase to shareholders' deficiency of $192,000 and $244,000 at December 31, 2003 and 2004, respectively, representing 0.2% of shareholders' deficiency as of each period end.  These adjustments would have resulted in a increase in net loss of $47,000 and $52,000 for the years ended December 31, 2003 and 2004, respectively, representing 0.1% and 1.3%, respectively, of net loss.  We have evaluated the materiality of these amounts using the criteria set forth in SAB 99 and concluded that these amounts are quantitatively and qualitatively immaterial.

2.12. Licenses, page F-15

3.

We note on page F-12 that TV Show Time and TVA Brasil are not listed as your subsidiaries.  Therefore, it is unclear to us your disclosure stating that you signed an agreement of intent to sell the licenses of TV Show Time and TV Brasil to an unrelated party.  Advise or revise.

We advise the Staff that TV Show Time and TVA Brasil (the "Licensees") are companies under common control with the Company.  Consequently, the financial statements of the Licensees are combined with the financial statements of the Company.  The Licensees hold certain licenses that are used by the Company in its operations.  The Company was granted the right of use and all benefits relating to these licenses pursuant to an agreement between the Licensees, the Company and their common controlling shareholder (the "agreement").  Additionally, in the event of the sale of the licenses, the agreement specifically entitles the Company to the related proceeds.  In future filings, the Company will more clearly present the disclosures relating to the Licensees and the sale of the licenses.

Note 7. Income Taxes, pages F-21

4.	Tell us in detail of the nature of the deferred tax liability balance related to "Foreign currency exchange rate variation on Senior Notes."

We advise the Staff that, as permitted by Brazilian tax law, the Company opted to pay taxes on the foreign currency exchange variation recorded on its U.S. dollar debt on a cash basis.  Consequently, the tax basis of the Company's U.S. dollar debt remains in historical U.S. dollars until paid, while the U.S. GAAP book basis is converted to U.S. dollars using the exchange rate at each period end.  Therefore, deferred tax is recorded on the difference between the tax and book basis of the Company's U.S. dollar debt at each period end.

Note 13. Tax recovery program (REFIS) and special installment program (PAES), page F-27

5.

Tell us and disclose the facts and circumstances surrounding your participation in the REFIS and PAES programs in 2000 and 2003 including the years the taxes are related and recorded.   In that regard, explain to us in US GAAP your accounting in determining the amounts of contingent taxes owed and provide all of the disclosures as required by SFAS No. 5.  Quantify for us any difference between the amounts the taxing authorities claim the company owes and those you have recorded, and explain any material differences.  Also, disclose the amount of reasonably possible loss in excess of the amount accrued, as appropriate.

We advise the Staff that the REFIS (tax debt refinancing program) and PAES (special installment payment plan) programs enable companies to settle certain tax claims by effectively converting these claims into liabilities which are payable in installment payments over an extended period.  The liabilities accrue interest based on the Brazilian TJLP rate, a long-term interest rate.  Once a company enters into these programs and assumes the tax liability, the related tax claims are settled.  Consequently, no contingent tax liabilities exist relating to these programs.  The amounts recorded by the Company under the REFIS and PAES programs relate to tax contingencies associated with COFINS, PIS (taxes on revenue), IRPJ, CSLL (income taxes) and ICMS (state value added tax) that arose from 1992 to 2003.  The Company had originally recorded provisions relating to these claims since the likelihood of loss was probable.  The Company entered into the REFIS and PAES programs in April 5, 2000 and July 31, 2003, respectively, and recorded a liability amounting to U.S.$13,348,856 and U.S.$15,615,801, respectively.  On the date that the Company entered into these programs, the related provisions for contingencies were reclassified to accounts payable.

Note 14. Other operating (income) expenses, net, page F-28

6.

Tell us of the nature of the write-off of assets related to cancellation of subscriptions in the amounts of $ 2.1 million, $ 2.7 million and $ 2.8 million in 2004, 2003 and 2002, respectively. Also tell us why you believe that classification as part of 'Other non operating expense' in your statements of operations is appropriate.

We advise the Staff that the write-off of assets related to cancellation of subscriptions represents the recognition of impairments on capitalized subscriber installation costs that result from the cancellation of subscriptions.  We respectfully advise the Staff that this amount was recorded in income (loss) from operations for all periods presented.

Note 20. Accrual for contingencies, page F-31

7.

We note your representation that "[i]n the Management's opinion, all lawsuits have been properly accrued and, for those not accrued, including lawsuits whose likelihood of success is estimated as possible by the legal counsel, in the approximate amount of $28,843 as of December 31, 2004, management understands that there is no likelihood of loss."  Please address the following comments.

a.	Advise us and disclose your accounting policy for contingent liabilities. Refer to SFAS 5 and FIN 14.

We advise the Staff that the Company records provisions for legal claims for which the likelihood of loss is probable and the amount of loss can be reasonable estimated.

b.

Clarify the meaning of your statement that "the likelihood of success is estimated as possible", as it is unclear to the reader if the loss is probable. Note that the estimated amount of loss should be accrued if it is probable under US GAAP.

We advise the Staff that the above disclosure was intended to state that the Company has legal claims amounting to U.S.$28,843 at December 31, 2004 for which the likelihood of loss is reasonably possible, but not probable.  This amount was not recorded as a provision by the Company at December 31, 2004.

c.	Disclose all material unaccrued loss contingencies that are reasonably possible as required by SFAS 5, if applicable, and advise us.

Please see our response to Comment b. above.

In response to the Staff's comment, we will present more clear disclosures in future filings relating to the Company's accounting policy for legal contingencies and unaccrued loss contingencies that are reasonably possible.

8.

Refer to judicial deposits on page F-32.  We are unclear about the use of the judicial deposits in the amount of $8.7 million for certain lawsuits as of December 31, 2004.  Advise us in detail, and disclose the nature of these lawsuits and the use of the deposits.

We advise the Staff that the judicial deposits correspond to certain lawsuits for which the Company was required by the related courts to make escrow deposits for the claimed amounts.  In the event that the likelihood of loss on these claims is probable, the Company also records a provision for the related claims.  As of December 31, 2004, escrow deposits are comprised of tax contingencies and civil and labor contingencies amounting to U.S.$6,392 and U.S.$2,347, respectively.

Note 25. Segments, page F-35

9.

Please provide reportable segment measures of profit and loss information and reconcile these measures to the consolidated income (loss) before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles. Refer to paragraph 32b of SFAS 131.

The Company will include operation income by reportable segment and reconcile to consolidated income (loss) before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles in future filings with the Securities and Exchange Commission (the "Commission").

As requested by the Staff, the Company makes the following acknowledgments:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the respective filings;

·	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Mr. Carlos Eduardo Malagoni at Tevecap S.A. at (55-11) 3037-5127.

Sincerely, /s/ Carlos Eduardo Malagoni Carlos Eduardo Malagoni Chief Financial Officer